SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.        )*
QUIKBYTE SOFTWARE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74838 K 405
(CUSIP Number)
Steven D. Rubin
Executive Vice President-Administration
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4100
(Name, address and telephone number of person
authorized to receive notices and communications)
September 21, 2009
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74838 K 405	13D	Page	2	of	10 Pages

1	NAME OF REPORTING PERSONS OPKO Health, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		59,015,257 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,015,257 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,015,257 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.2% (1)(2)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 5,901,525 shares of Common Stock (as defined herein) held in escrow pursuant to the Escrow Agreement (as defined herein).
(2) The percentage of beneficial ownership is based upon 225,084,127 shares of Common Stock outstanding as of September 21, 2009, as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on September 22, 2009.

CUSIP No.	74838 K 405	13D	Page	3	of	10 Pages
ITEM 1. Security and Issuer.
     This statement on Schedule 13D (this “13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of QuikByte Software, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121.
ITEM 2. Identity and Background.
     (a) This 13D is being filed by OPKO Health, Inc. a Delaware corporation (“OPKO”).
     (b) The principal business address of OPKO is 4400 Biscayne Boulevard, Miami, Florida 33137.
     The principal business address of each of the directors and executive officers of OPKO is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.
     (c) OPKO is a specialty healthcare company involved in the discovery, development, and commercialization of proprietary pharmaceutical products, medical devices, vaccines, diagnostic technologies and imaging systems, with its common stock traded on the NYSE Amex (NYSE Amex:OPK).
     The principal occupation of each of the directors and executive officers of OPKO is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.
     (d) Neither OPKO, nor to the best knowledge of OPKO, any of the persons named in Appendix A, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither OPKO, nor to the best knowledge of OPKO, any of the persons named in Appendix A, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) To the best knowledge of OPKO, each of the persons named in Appendix A is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The source of funds for the acquisition of the Sorrento Shares (as defined below) by OPKO was from its working capital.
     To the best knowledge of OPKO, the source of funds for the purchases of Common Stock pursuant to the Stock Purchase Agreement (as defined below) by each of the Gamma Trust and Hsu Gamma (each as defined below) was from its working capital and by each of Mr. Steven D. Rubin and Dr. Subbarao V. Uppaluri was from his personal funds.
ITEM 4. Purpose of Transaction.
     As previously disclosed by OPKO in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2009, OPKO entered into a Stock Purchase Agreement (the “Sorrento Stock Purchase Agreement”) with Sorrento Therapeutics, Inc., a California corporation (“Sorrento”), on June 10, 2009 pursuant to which OPKO invested $2.3 million in Sorrento. In exchange for the investment, OPKO acquired 2,315,747 shares of Sorrento common stock (the “Sorrento Shares”), which Sorrento Shares represented approximately one-third of the outstanding common shares of Sorrento

CUSIP No.	74838 K 405	13D	Page	4	of	10 Pages
at such time, and received a fully-paid, exclusive license to the Sorrento antibody library for the discovery and development of therapeutic antibodies in the field of ophthalmology.
     As previously disclosed by OPKO in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, on July 14, 2009 the Issuer entered into that certain Merger Agreement, dated July 14, 2009, as amended (the “Merger Agreement”), by and among the Issuer, Sorrento, Sorrento Merger Corp., Inc., a Delaware corporation wholly-owned subsidiary of the Issuer (“Merger Sub”), Stephen Zaniboni, as Stockholders’ Agent thereunder, and Glenn L. Halpryn, as Parent Representative thereunder, pursuant to which the Issuer was to acquire Sorrento via a merger whereby Merger Sub would be merged with and into Sorrento (the “Merger”) with Sorrento continuing as the surviving entity in the Merger and as a wholly-owned subsidiary of the Issuer. The closing of the Merger occurred on September 21, 2009.
     At the closing of the Merger, all of the issued and outstanding shares of Sorrento common stock were converted into the right to receive an aggregate of 169,375,807 shares of Common Stock, which shares represented approximately 75.25% of the outstanding shares of Common Stock at such time. The Sorrento Shares were converted into the right to receive 59,015,257 shares of Common Stock. Additionally, shares of Sorrento common stock held by Dr. Richard Lerner, a member of the board of directors of OPKO who serves as a consultant and scientific advisory board member to Sorrento, were converted into the right to receive 5,365,114 shares of Common Stock.
     Pursuant to the terms of the Merger Agreement, upon the closing of the Merger the board of directors of the Issuer was expanded from five to seven members and reconstituted to include four directors appointed by Dr. Antonius Schuh, two directors appointed by OPKO and one director appointed by the pre-Merger board of the Issuer. OPKO appointed Mr. Glenn L. Halpryn and Dr. S. James Freedman to serve as its director designees. Mr. Halpryn previously served as the Chairman, President and Chief Executive Officer of the Issuer. Dr. Freedman serves as the Executive Vice President of R&D and Business Development of OPKO.
     On September 18, 2009, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain investors (the “Investors”) pursuant to which it sold 44,634,374 shares of Common Stock for aggregate consideration of $2.0 million, or approximately $0.0448 per share, in a private placement (the “Private Placement”). The closing of the Private Placement occurred on September 18, 2009 and was a condition to the closing of the Merger. The following directors and executive officers of OPKO and their affiliates (collectively, the “Purchasers”) were among the Investors and each purchased the number of shares of Common Stock set forth opposite his or its name for the consideration listed.

	Number of Shares
	of Common Stock
Name	Purchased	Consideration
Frost Gamma Investments Trust(1)	3,905,508	$175,000
Hsu Gamma Investments, L.P.(2)	2,231,719	$100,000
Steven D. Rubin	557,930	$25,000
Subbarao Uppaluri, Ph.D.	557,930	$25,000

(1)	Dr. Frost, the Chairman of the Board and Chief Executive Officer of OPKO, is the sole trustee of the Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust.

(2)	Dr. Jane Hsiao, the Vice Chairman of the Board and Chief Technical Officer of OPKO, serves as General Partner of Hsu Gamma Investments, L.P., a limited partnership organized under the laws of the State of Delaware (“Hsu Gamma”), and may be deemed to share beneficial ownership of the securities held by Hsu Gamma with Hsu Gamma.

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     Subsequent to the execution of the Sorrento Stock Purchase Agreement, but prior to the execution of the Merger Agreement, Sorrento redomesticated from a company incorporated under the laws of the State of California to a company incorporated under the laws of the State of Delaware. All references to Sorrento or Sorrento Shares subsequent to the execution of the Sorrento Stock Purchase Agreement refer to Sorrento Therapeutics, Inc., a Delaware corporation, and its shares of common stock.
     To the best knowledge of OPKO, the acquisition of Common Stock by the Purchasers pursuant to the Stock Purchase Agreement was for investment purposes. Except as set forth herein, neither OPKO, nor to the best knowledge of OPKO, the Purchasers or any of the other persons listed on Appendix A hereto, have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The foregoing description of each of the Sorrento Stock Purchase Agreement, the Merger Agreement and the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Sorrento Stock Purchase Agreement, the Merger Agreement, the First Amendment to Merger Agreement and the Stock Purchase Agreement, as applicable, copies of which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated in this report by reference.
ITEM 5. Interest in Securities of the Issuer.
     (a) and (b) Each of OPKO, the Purchasers and Dr. Lerner may be deemed to beneficially own shares of Common Stock as follows:

				Percentage of
	Number of Shares		Sole or Shared	Outstanding
	of Common Stock	Sole or Shared	Dispositive	Shares of
Name	Beneficially Owned	Voting Power	Power	Common Stock(1)
OPKO Health, Inc.	59,015,257 (2)	Sole	Sole	26.2%
Phillip Frost, M.D.	3,905,508	Shared(3)	Shared(3)	1.7%
Frost Gamma Investments Trust	3,905,508	Shared(3)	Shared(3)	1.7%
Jane H. Hsiao, Ph.D., MBA	2,231,719	Shared(4)	Shared(4)	1.0%
Hsu Gamma Investments, L.P.	2,231,719	Shared(4)	Shared(4)	1.0%
Steven D. Rubin	557,930	Sole	Sole	0.2%
Subbarao Uppaluri, Ph.D.	557,930	Sole	Sole	0.2%
Richard A. Lerner, M.D.	5,365,114 (5)	Sole	Sole	2.4%

(1)	The percentage of beneficial ownership is based upon 225,084,127 shares of Common Stock outstanding as of September 21, 2009, as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on September 22, 2009.

(2)	Includes 5,901,525 shares of Common Stock held in escrow pursuant to the Escrow Agreement.

(3)	Includes 3,905,508 shares of Common Stock held of record by the Gamma Trust. Dr. Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Does not include shares of Common Stock owned by OPKO and the Gamma Trust disclaims any beneficial ownership of such shares. The Gamma Trust beneficially owned near 50% of the issued and outstanding shares of OPKO common stock as of September 18, 2009.

(4)	Includes 2,231,719 shares of Common Stock held of record by Hsu Gamma, for which Dr. Hsiao serves as General Partner. Dr. Hsiao may be deemed to beneficially own the shares of Common Stock held by Hsu Gamma.

(5)	Includes 536,511 shares of Common Stock held in escrow pursuant to the Escrow Agreement.
     (c) The information contained in Items 3 and 4 of this 13D is hereby incorporated by reference in this Item 5(c).

CUSIP No.	74838 K 405	13D	Page	6	of	10 Pages
     (d) No person (other than each of OPKO, the Purchasers and Dr. Lerner) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of such persons.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     In connection with the Merger, each of OPKO and Dr. Lerner entered into lock-up agreements with the Issuer in respect of their shares of Common Stock. In addition, each of the Purchasers entered into lock-up agreements with the Issuer in respect of their shares of Common Stock in connection with the execution of the Stock Purchase Agreement. The lock-up agreements provide that each of OPKO’s, the Purchasers’ and Dr. Lerner’s shares of Common Stock may not be sold, directly or indirectly, for a period of 24 months following consummation of the Merger, subject to certain exceptions.
     Also in connection with the Merger, OPKO entered into a Voting Agreement (the “Voting Agreement”) with the Issuer pursuant to which OPKO agreed to vote in favor of proposals to change the name of the Issuer to “Sorrento Therapeutics, Inc.” and for the Issuer to redomesticate or reincorporate from a corporation organized and existing under the laws of the State of Colorado to a corporation organized and existing under the laws of the State of Delaware, if a vote to approve such proposals is held within three months of the closing of the Merger, subject to certain extension periods. Former holders of shares of Sorrento common stock which now represent more than 50% of the outstanding shares of Common Stock have agreed to vote in favor of the preceding matters.
     In addition, pursuant to the terms of that certain Escrow Agreement, dated September 21, 2009 (the “Escrow Agreement”), by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A., 10% of the shares of Common Stock issued to each of the former Sorrento stockholders, including OKPO and Dr. Lerner, are being held in escrow to satisfy indemnification obligations of Sorrento, if any, under the Merger Agreement. In the event of any such indemnification obligations, certain portions of the Escrow Shares may be returned to the Issuer. The holders of such shares retain voting control over such shares during the term of the Escrow Agreement, unless such shares are returned to the Issuer.
     The foregoing description of each of the lock-up agreements, Voting Agreement and Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, Form of Voting Agreement and Escrow Agreement, as applicable, copies of which are filed as Exhibits 99.5, 99.6 and 99.7 hereto, respectively, and are incorporated in this report by reference.
ITEM 7. Material to be Filed as Exhibits.

Exhibit
Number	Description

99.1	Stock Purchase Agreement, dated June 10, 2009, between Sorrento Therapeutics, Inc. and OPKO Health, Inc. (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by OPKO on August 7, 2009).

99.2	Merger Agreement, dated July 14, 2009, by and among QuikByte Software, Inc., Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 14, 2009).

99.3	First Amendment to Merger Agreement, dated August 26, 2009, by and among QuikByte Software, Inc., Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on August 26, 2009).

CUSIP No.	74838 K 405	13D	Page	7	of	10 Pages

Exhibit
Number	Description

99.4	Stock Purchase Agreement, dated September 18, 2009, by and among QuikByte Software, Inc. and the Investors listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.5	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.6	Form of Stockholder Voting Agreement by and among QuikByte Software, Inc. and the Stockholder of Sorrento Therapeutics, Inc. set forth on the signature page thereto, dated as of July 14, 2009 (incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.7	Escrow Agreement, dated September 21, 2009, by and among QuikByte Software, Inc., the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by the Issuer on September 22, 2009).

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.
Dated: September 22, 2009	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Executive Vice President-Administration

CUSIP No.	74838 K 405	13D	Page	9	of	10 Pages
EXHIBIT INDEX

Exhibit
Number	Description

99.1	Stock Purchase Agreement, dated June 10, 2009, between Sorrento Therapeutics, Inc. and OPKO Health, Inc. (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by OPKO on August 7, 2009).

99.2	Merger Agreement, dated July 14, 2009, by and among QuikByte Software, Inc., Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 14, 2009).

99.3	First Amendment to Merger Agreement, dated August 26, 2009, by and among QuikByte Software, Inc., Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on August 26, 2009).

99.4	Stock Purchase Agreement, dated September 18, 2009, by and among QuikByte Software, Inc. and the Investors listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.5	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.6	Form of Stockholder Voting Agreement by and among QuikByte Software, Inc. and the Stockholder of Sorrento Therapeutics, Inc. set forth on the signature page thereto, dated as of July 14, 2009 (incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.7	Escrow Agreement, dated September 21, 2009, by and among QuikByte Software, Inc., the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by the Issuer on September 22, 2009).

CUSIP No.	74838 K 405	13D	Page	10	of	10 Pages
APPENDIX A
Directors and Executive Officers
     The names, present principal occupations or employment and business addresses of the executive officers and directors of OPKO are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to OPKO.

Name	Principal Occupation	Business Address
Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer	4400 Biscayne Boulevard Miami, Florida 33137

Jane H. Hsiao, Ph.D.	Vice Chairman of the Board and Chief Technical Officer	4400 Biscayne Boulevard Miami, Florida 33137

Steven D. Rubin	Director and Executive Vice President-Administration	4400 Biscayne Boulevard Miami, Florida 33137

Robert A. Baron	Director	4400 Biscayne Boulevard Miami, Florida 33137

Thomas E. Beier	Director	4400 Biscayne Boulevard Miami, Florida 33137

Pascal J. Goldschmidt, M.D.	Senior Vice President for Medical Affairs and Dean, University of Miami Leonard M. Miller School of Medicine	University of Miami Leonard M. Miller School of Medicine P.O. Box 016099 (R-699) Miami, Florida 33101

Richard A. Lerner, M.D.	President, The Scripps Research Institute (a private, non-profit biomedical research organization)	c/o The Scripps Institute 10550 N. Torrey Pines Road La Jolla, California 92037

John A. Paganelli	Partner, RFG Associates (a financial planning organization)	1250 Pittsford Victor Road Building 200, Suite 180 Pittsford, New York 14534

Richard C. Pfenniger, Jr.	Chairman of the Board, Chief Executive Officer and President, Continucare Corporation (a provider of primary care physician and practice management services)	c/o Continucare Corporation 7200 Corporate Center Drive, Suite 600 Miami, Florida 33126

Alice Lin-Tsing Yu, M.D., Ph.D.	Distinguished Research Fellow and Associate Director, Genomics Research Center, Academia Sinica, Taiwan	Genomics Research Center Academia Sinica 128 Academia Road, Section 2 Taipei, Taiwan, 11554

Subbarao V. Uppaluri, Ph.D.	Senior Vice President and Chief Financial Officer	4400 Biscayne Boulevard Miami, Florida 33137